UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-26602

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securities America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12325 Port Grace Blvd.
(No. and Street)

La Vista	NE	68128
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	(602) 262-3301	David.Schmidt@advisorgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

2901 N. Central Ave, Suite 1200 Phoenix		Arizona	85012
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schmidt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securities America, Inc. _____, as of December 31 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SCHE-KARACE MCDOWELL
Notary Public - Arizona
Maricopa County
Commission # 594667
My Comm. Expires Jan 10, 2025

Signature: _____

Title: _____
Treasurer, FinOp

SMcDowell

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Securities America, Inc.
(SEC File Number. 8-26602)
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
December 31, 2021
With Report Of Independent Registered Public Accounting Firm

Securities America, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Table of Contents
December 31, 2021



Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Securities America, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2020.

Securities America, Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)
December 31, 2021

Assets		
Cash and cash equivalents	$	53,862
Restricted cash		295
Receivables from broker-dealers and clearing organizations		9,023
Accounts and notes receivable		43,385
Loans to financial professionals, net of accumulated amortization and allowance for doubtful accounts of $1,750		2,816
Receivables from affiliates		116
Fixed assets, net of accumulated depreciation of $16		141
Goodwill		166,417
Intangible assets, net of accumulated amortization of $25,606		86,356
Operating lease right-of-use assets		738
Prepaid expenses		4,010
Other assets		138
Total assets		367,297
Liabilities and Stockholder's Equity		
Commissions payable		34,800
Deferred compensation payable		498
Accounts payable and accrued expenses		4,867
Payables to affiliates		12,179
Operating lease liabilities		900
Finance lease liabilities		20
Income tax payable		2,115
Deferred tax liabilities		19,621
Deferred income		6,326
Total liabilities		81,326
Commitments and contingencies (Note 10)		
Stockholder's Equity		
Common stock - $1 par value; 200 shares authorized; 100 shares issued and outstanding		—
Additional paid-in capital		336,410
Accumulated deficit		(50,439)
Total stockholder's equity		285,971
Total liabilities and stockholder's equity	$	367,297

See accompanying notes.

Securities America, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statement
December 31, 2021

1. Organization and Description of the Company

Securities America, Inc. (the "Company") is a wholly-owned subsidiary of Securities America Financial Corporation ("SAFC") and SAFC is a wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., ("Ladenburg"). The Company evaluated subsequent events through February 25, 2022, the date on which the Statement of Financial Condition was available to be issued.

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. The Company's primary business is the sale of financial products through its independent financial professionals. The Company executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Recently Issued Accounting Pronouncements

ASU 2021-08 – In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The amendments in this standard require an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with FASB Accounting Standards Codifications ("ASC") 606 as if it had originated the contracts. ASU 2021-08 will be effective for the Company on January 1, 2023, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on the Company's financial statement.

ASU 2019-12 – In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in this standard simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify US GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The ASU was effective on January 1, 2022. The adoption of ASU 2019-12 did not have a material impact on the Company's financial statement.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Financial Instruments

FASB ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

As of December 31, 2021, the Company had no material financial assets measured at fair value on a recurring basis.

Loans to Financial Professionals

Loans to financial professionals represent amounts provided to financial professionals primarily as recruiting and retention incentives. Certain amounts provided as loans are forgiven (generally over a period of three to seven years) or repaid either as a percentage of the financial professional's gross production or on a fixed repayment schedule. For the loans which are forgiven, the Company recognizes amortization expense on a straight-line basis over the stated life of the loan. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible based on historical collection rates, current conditions, and management forecasts. Recoveries, if any, are recognized when received.

All new loans to financial professionals are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a financial professional separates from the Company, loan payments would be made to Advisor Group. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the useful lives of the assets, currently estimated to be 1 to 2 years. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

4

Goodwill and Intangible Assets

Goodwill is not amortized; however, the acquired intangible assets were deemed to have definite lives and are amortized on a straight-line basis over their useful lives which range from 1 to 10 years.

Goodwill and intangible assets are tested annually for impairment, or more frequently, as events occur which may indicate that the carrying amounts may not be recoverable. In 2021, the Company elected to change its annual goodwill and intangible asset impairment testing date from October 31st to October 1st to allow the Company additional time to complete the analysis prior to year-end.

When testing goodwill for impairment, if a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e. a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill assets are quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill was recognized during the year ended December 31, 2021.

The Company tests amortizing intangible assets for recoverability annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company monitors the operating and cash flow results related to its intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted, or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value. No impairment of intangible assets was recognized during the year ended December 31, 2021.

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

5

benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and finance leases for equipment with remaining lease terms of 2 to 3 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of the loss is based upon currently available information which is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our financial professionals; previous results in similar cases; available insurance; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

3. Accounts and Notes Receivable

Accounts and notes receivable as of December 31, 2021 consist of the following (dollars in thousands):

Commission revenue receivable	$	29,551
Sponsor revenue receivable		7,836
Clearing revenue receivable		4,359
Other		1,639
Total accounts and notes receivable	$	43,385

4. Loans to Financial Professionals

The following table summarizes loans to the Company's financial professionals as of December 31, 2021 (dollars in thousands):

Loans to financial professionals	$	4,566
Accumulated amortization		(1,410)
Allowance for doubtful accounts		(340)
Loans to financial professionals, net	$	2,816

The following table summarizes activity in the Company's allowance for uncollectible amounts related to loans to financial professionals (dollars in thousands):

Balance as of December 31, 2020	$	60
Recoveries of amounts charged off and other credits		(146)
Provision for doubtful accounts		426
Balance as of December 31, 2021	$	340

For the year ended December 31, 2021, loans to the Company's financial professionals of $7.3 million were recorded by Advisor Group.

5. Goodwill and Intangible Assets

The following table summarizes the carrying amount of goodwill (dollars in thousands):

Balance as of December 31, 2020	$	166,417
Changes during period		—
Balance as of December 31, 2021	$	166,417

Intangible assets consist of the following as of December 31, 2021 (dollars in thousands):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Advisor relationships	$ 109,744	$	(23,388)	$	86,356
Non-competition agreements	2,218		(2,218)		—
Total	$ 111,962	$	(25,606)	$	86,356

6. Leases

Weighted average information related to leases as of December 31, 2021 is as follows:

Weighted-average remaining lease term (years):	
Operating leases	2.5
Finance leases	1.5
Weighted-average discount rate:	
Operating leases	5.2 %
Finance leases	5.0 %

Maturities of lease liabilities as of December 31, 2021 are as follows (dollars in thousands):

	Operating Leases		Finance Leases	
2022	$	381	$	14
2023		381		6
2024		189		—
Total lease payments		951		20
Less imputed interest		(51)		—
Total	$	900	$	20

7. Related Party Transactions

Receivables from and payables to affiliates, as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis.

The payment, timing and amount of dividends are subject to approval by the Board of Directors as well as net capital rules which require that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. During the year ended December 31, 2021, the Company paid $26.5 million in dividends to AGHI through its direct parent SAFC.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

8

8. Income Taxes

Deferred tax assets principally arise as a result of temporary differences from amortization of intangible assets, amortization expense for loans to financial professionals, depreciation expense for fixed assets, accrued legal fees and prepaid expenses. The following table presents the components of the net deferred tax assets / (liabilities) as of December 31, 2021 (dollars in thousands):

Deferred tax asset:		
Accrued legal fees	$	1,236
Accrued bonus		772
Bad debt expense		179
Deferred compensation		222
Fixed assets		1,031
Lease liability		255
Net operating losses		303
State taxes		1,033
Unearned income		75
Total deferred tax asset		5,106
Deferred tax liability:		
Loans to financial professionals		(2,708)
Intangible asset amortization		(20,655)
Prepaid expenses		(1,103)
Right-of-use asset		(204)
Other		(57)
Total deferred tax liability		(24,727)
Net deferred tax liability	$	(19,621)

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2021, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2018 to 2021 remain open to examination in the federal jurisdiction. The tax years of 2017 to 2021 remain open to examination in the state jurisdictions.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

9. Net Capital Requirements and Exemptions

Under SEC Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital amount. The Company elected to compute net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances arising from client transactions.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

9

Securities America, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Financial Statement
December 31, 2021

Net capital and net capital requirements for the Company as of December 31, 2021 are summarized in the following table (dollars in thousands):

Net Capital	Required Minimum Net Capital	Excess Net Capital
$ 28,474	$ 250	$ 28,224

The Company is exempt from the Computation of a Reserve Requirement under the provisions of SEC Rule 15c3-3(k)(2)(i) and (k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

10. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

ASC 450, *Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. As of December 31, 2021, the Company accrued approximately $4.5 million for legal and regulatory matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $0.9 million as of December 31, 2021. The estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made, as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range. The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Company's Statement of Financial Condition. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

10

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable financial institutions.

11. Subsequent Event

On January 31, 2022, the Company paid a dividend in the amount of $5.6 million to AGHI through its direct parent SAFC.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

11